Law Offices of Michael H. Hoffman, P.A.

1521 Alton Road Num 284

Miami Beach, Florida 33139

(786) 280-7575

April 22, 2021

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Star Alliance International Corp.
Registration Statement on Form S-1 Filed August 14, 2020
File No 333-248061

Ladies and Gentlemen:

On behalf of our client Star Alliance International Corp. (the “Company”), we hereby request that the Company's Registration Statement on Form S-1 (the "Registration Statement"), be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

On April 6, 2021, the Board of Directors of the Company decided that the offering and sale of the Common Stock pursuant to the Registration Statement be terminated and the Registration Statement be withdrawn. None of the Company's shares of common stock, par value $0.001 per share, covered by the Registration Statement have been offered or sold.

Please contact the undersigned at (786) 280-7575, if you have any questions regarding the foregoing.

Very truly yours,

Michael H. Hoffman, Attorney for Registrant